Filed by Total Fund Solution (SEC File No. 333-261355)
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: AMG Managers CenterSquare Real Estate Fund
SEC File No. 811-06520

AMG Managers CenterSquare Real Estate Fund a series of AMG Funds I 680 Washington Boulevard, Suite 500 Stamford, Connecticut 06901

Dear Valued Shareholder,

Thank you for being an investor in the AMG Managers CenterSquare Real Estate Fund. You are a significant shareholder, and your proxy vote is critical. You were recently sent proxy materials for the upcoming Special Meeting of Shareholders scheduled for February 10th. If you have not yet cast your important proxy vote, please do so today. We’ve enclosed another copy of your proxy card for your convenience.

AMG Managers CenterSquare Real Estate Fund → Cromwell CenterSquare Real Estate Fund

As discussed in more detail in the proxy statement, shareholders are being asked to consider and vote to approve an Agreement and Plan of Reorganization to reorganize the Fund into Cromwell CenterSquare Real Estate Fund. Importantly, approval of the Reorganization will not result in any increase in shareholder fees or expenses. The Board of Trustees of AMG Funds I believes that the proposed Reorganization is in the best interests of Fund shareholders and recommends that you vote “FOR” the proposal.

For more information, please refer to the proxy statement sent to shareholders on January 5th, 2022, which can be found at vote.proxyonline.com/AMG/docs/AMGMCREF.pdf. Please read the proxy statement carefully because it contains important information. If you have any proxy related questions, please call 1-877-478-5042 for assistance. Representatives are available Monday through Friday 9 a.m. to 11 p.m. Eastern Time.

We very much appreciate your attention to this matter. Please help us by casting your vote today.

Sincerely,

Keitha L. Kinne
President
AMG Funds I

How do I vote? There are three convenient methods for casting your important proxy vote:

1. Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

2. Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.

3. Vote by mail: You may cast your vote by signing, dating, and mailing the enclosed proxy card(s) in the postage‑prepaid return envelope provided.

OBO

AMG Managers CenterSquare Real Estate Fund a series of AMG Funds I 680 Washington Boulevard, Suite 500 Stamford, Connecticut 06901

Dear Valued Shareholder,

Thank you for being an investor in the AMG Managers CenterSquare Real Estate Fund. You are a significant shareholder, and your proxy vote is critical. You were recently sent proxy materials for the upcoming Special Meeting of Shareholders scheduled for February 10th. If you have not yet cast your important proxy vote, please do so today. We’ve enclosed another copy of your proxy card for your convenience.

AMG Managers CenterSquare Real Estate Fund → Cromwell CenterSquare Real Estate Fund

As discussed in more detail in the proxy statement, shareholders are being asked to consider and vote to approve an Agreement and Plan of Reorganization to reorganize the Fund into Cromwell CenterSquare Real Estate Fund. Importantly, approval of the Reorganization will not result in any increase in shareholder fees or expenses. The Board of Trustees of AMG Funds I believes that the proposed Reorganization is in the best interests of Fund shareholders and recommends that you vote “FOR” the proposal.

For more information, please refer to the proxy statement sent to shareholders on January 5th, 2022, which can be found at vote.proxyonline.com/AMG/docs/AMGMCREF.pdf. Please read the proxy statement carefully because it contains important information. If you have any proxy related questions, or would like to cast your proxy vote by phone, please call 1-877-478-5042 for assistance. Representatives are available Monday through Friday 9 a.m. to 11 p.m. Eastern Time.

We very much appreciate your attention to this matter. Please help us by casting your vote today.

Sincerely,

Keitha L. Kinne
President
AMG Funds I

How do I vote? There are four convenient methods for casting your important proxy vote:

1. Vote by Phone with a Representative: You may cast your vote by telephone with a proxy representative by calling toll-free 1-877-478-5042. Representatives are available Monday through Friday 9 a.m. to 11 p.m. Eastern Time.

2. Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

3. Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.

4. Vote by mail: You may cast your vote by signing, dating, and mailing the enclosed proxy card(s) in the postage‑prepaid return envelope provided.

NOBO/Reg